

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2022

Brian Ferdinand
Chief Executive Officer
CORPHOUSING GROUP INC.
2125 Biscayne Blvd, Suite 253
Miami, Florida 33137

   Re: CORPHOUSING GROUP INC.
    Amended Registration Statement on Form S-1
    Filed July 11, 2022
    File No. 333-262114

Dear Mr. Ferdinand:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2022 letter.

Amended Registration Statement on Form S-1 filed July 11, 2022

Consolidated Financial Statements for the Three Months Ended March 31, 2022 and 2021
Notes to Condensed Consolidated Financial Statements
17 - Subsequent Events, page F-27

1. Please revise your subsequent events footnote to provide more fulsome disclosure of the significant terms of your May/June 2022 Financings. Your revised disclosure should include, but not be limited to, information regarding:
   - The interest rate;
   - Terms of the conversion feature; and
   - Terms of the revenue participation rights.

Brian Ferdinand
CORPHOUSING GROUP INC.
July 21, 2022
Page 2

<u>Exhibits</u>

2.   We note the filing fees table filed as exhibit 107 reflects the amount being registered for the common stock offering as $17,250,000. However, the common stock being registered, 5,175,000 shares, which include the overallotment, at the maximum range of $5 per share results in the amount being registered at $25,850,000. Please reconcile or advise. Similarly, reconcile the common stock underlying the Underwriter's Warrants.

3.   Please revise the legality opinion filed as Exhibit 5.1 to reflect the maximum Underwriter's Warrants that would be issued in the event the overallotment is exercised in full.

You may contact Howard Efron at 202-551-3439 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian L. Ross, Esq.